MAINTAINING FOCUS

PAB
BANKSHARES
INC


28-105



2001 Annual Report

Description of Business


1 Location (Coming in 2002)
1 Location
I-75
I-16
2 Locations
Savannah
1 Location
1 Location
I-95
1 Location
Hwy. 84
3 Locations
1 Location
3 Locations
PAB Bankshares Home Office
1 Location
Jacksonville
I-10
I-95
I-75
Ocala
2 Locations

PAB Bankshares, Inc.,

a financial holding company headquartered in Valdosta, Georgia, provides a broad array of financial services to consumer and commercial customers. The company has 17 banking offices and two investment advisory service offices in Georgia and Florida. Formed in 1982, PAB Bankshares now has assets of $859 million and more than 3,200 shareholders, including approximately 900 institutional holders.

PAB
BANKSHARES
INC

Contents

AMEX Ticker
PAB

For More Info:
www.pabbankshares.com

PAB Bankshares Financial Highlights

	1995	1996	1997	1998	1999	2000	2001
TOTAL ASSETS (in thousands)	$ 492,636	$ 535,102	$ 572,172	$ 620,111	$ 664,969	$ 794,907	$ 859,143
LOANS, NET OF ALLOWANCE (in thousands)	$ 327,206	$ 366,517	$ 404,909	$ 435,343	$ 489,380	$ 572,552	$ 622,060
DEPOSITS	$ 422,068	$ 452,048	$ 472,556	$ 504,087	$ 516,204	$ 637,180	$ 720,398
EQUITY (in thousands)	$ 51,546	$ 56,779	$ 59,763	$ 66,063	$ 69,611	$ 70,780	$ 65,372
NET INCOME (in thousands)	$ 5,807	$ 5,833	$ 7,508	$ 7,987	$ 8,693	$ 5,726	$ 148
NET INTEREST MARGIN	4.28%	4.33%	4.37%	4.53%	4.63%	4.52%	3.49%
DILUTED EARNINGS PER SHARE	$ 0.61	$ 0.62	$ 0.78	$ 0.81	$ 0.89	$ 0.60	$ 0.02
RETURN ON AVERAGE ASSETS	1.33%	1.14%	1.35%	1.34%	1.38%	0.82%	0.02%
RETURN ON AVERAGE EQUITY	12.30%	10.69%	12.88%	12.70%	12.75%	8.10%	0.20%
EFFICIENCY RATIO (Excluding Merger & Conversion)	58.69%	61.38%	55.28%	55.06%	57.12%	60.39%	74.02%

Efficiency ratio represents non-interest expenses as a percentage of the sum of net interest income on a taxable equivalent basis and other income and measures the amount of expense required to earn a dollar of income.


TOTAL ASSETS
$1,000,000
800,000
600,000
400,000
200,000
0
$492,636
$535,102
$572,172
$620,111
$664,969
$794,907
$859,143
1995
1996
1997
1998
1999
2000
2001


LOANS, NET OF ALLOWANCE
$800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
$327,206
$366,517
$404,909
$435,343
$489,380
$572,552
$622,060
1995
1996
1997
1998
1999
2000
2001


DEPOSITS
$1,000,000
800,000
600,000
400,000
200,000
0
$422,068
$452,048
$472,556
$504,087
$516,204
$637,180
$720,398
1995
1996
1997
1998
1999
2000
2001


EQUITY
$80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
$51,546
$56,779
$59,763
$66,063
$69,611
$70,780
$65,372
1995
1996
1997
1998
1999
2000
2001

"The Federal Reserve lowered interest rates eleven times during the year and brought short term rates down to the lowest levels seen in forty years."

- Michael E. Ricketson

I would like to begin by saying that 2001 was a year for the record books when it comes to changes in short term interest rates. The Federal Reserve lowered interest rates eleven times during the year and brought short-term rates down to the lowest levels seen in forty years. These actions were designed to stimulate a slowing national economy, but they had a profound negative effect on our net interest income. We were unable to adjust the balance sheet of the Company fast enough to compensate for the rapid reduction in short term rates. As a result, our net interest income fell $1.7 million, or a decline of 6.0%, even though our loans outstanding grew by $57 million, or an increase of 9.8%. This momentum used by the Federal Reserve may occur again and we are taking steps to prepare for such volatility in the future.

The rapid reduction in short-term rates may have cushioned the rate of deterioration in the economy, however, the government officially proclaimed the national economy entered a recession by mid-year. Our Company felt the effects of this recession as our charge-offs on loans exceeded $5 million and our nonperforming assets increased to over $13 million. In the fourth quarter of 2001, the Company had its initial examination by the Federal Reserve, having become a member bank of the Federal Reserve System during the third quarter of 2001. In late March 2002, following the completion of its examination, the Federal Reserve required the Company to record an additional $7.2 million provision for loan losses, thereby requiring the Company to restate its fourth quarter earnings. With the additional provision of $7.2 million, the Company's allowance for loan losses totaled $15.8 million or 2.47% of total loans, and 129.44% of nonperforming loans at December 31, 2001.

During the fourth quarter of 2001, we adopted a new and more stringent loan policy and approval process. We have strengthened the loan review area by increasing the number and frequency of our loan reviews, and we have begun ongoing internal education courses for our lenders. Each of these components is designed to strengthen our balance sheet and improve our overall underwriting practices during 2002.

Despite the difficult environment for banking in 2001, we made substantial progress in reshaping the structure of the Company to focus on the years ahead. The Board instituted a management succession plan in 2000, which resulted in the retirement of Executive Vice President, Larry Wilkinson during the third quarter of 2001 and President and CEO, R. Bradford Burnette during the fourth quarter of 2001. Brad will continue as Chairman of the Board of Directors. Each of these gentlemen served with dedication for over 30 years and were major contributors to the Company.



R. Bradford Burnette
Chairman of the Board
PAB Bankshares, Inc.

Late in 2000 we completed the migration of our banks onto a new and more powerful data processing system. As in any major change, our employees had to adjust to this new system and the first quarter of 2001 was devoted to increasing their proficiency and knowledge of the system. Subsequent to the data processing conversion, a strategic decision was made concerning the corporate structure of the Company. Management and the Board concluded that combining our six banks into one banking charter would be the most efficient way to manage the Company. Our lead bank, The Park Avenue Bank, in Valdosta, was chosen to become the surviving banking charter. A timetable was established to merge the charters into Park Avenue during 2001 and 2002. As of April 2, 2002, we have merged four of our banks and will complete the final merger during the second quarter of 2002. To house the transfer of operational job duties from our banks into Valdosta, the Company began construction of a new operations center adjacent to our corporate offices. We expect the building to be occupied by June 30, 2002. The centralization of all bank operations will allow our personnel in the markets we serve to devote their full attention to gathering new business and increasing the level and number of services being offered to our existing customers.

As earlier reported, we opened full service branches in Henry County (late 2000) and Bryan County (early 2001) Georgia as part of our long-term growth strategy. A decision was made during the fourth quarter of 2001 to exit the Bryan County market and redeploy our resources to another market with very good demographics located near the metro Atlanta area. During the third quarter of 2001, we chose to open a loan production office in Hall County Georgia and staff it with a highly qualified and experienced Hall County lender. The sale of our Bryan County branch was consummated on January 31, 2002 and a branch application for establishing a Hall County office was approved early February 2002. We are proceeding with the construction of a new Park Avenue branch bank in Oakwood, Georgia, which sits along the I-985 corridor in southern Hall County. Several other excellent markets have been identified and opportunities are being evaluated to assure success with this strategy. We will continue to expand our franchise into high growth markets with proven and highly qualified people.

In closing, I would like to thank you all for your support in our efforts. I assure you that my complete focus is to achieve the long-term financial results our shareholders deserve and to have a company our employees feel proud to serve.

Michael E. Ricketson
President and Chief Executive Officer



Michael E. Ric...
President and Chief Executive Officer
PAB Bankshares, Inc.

"We will continue to expand our franchise into high growth markets with proven and highly qualified people."

Total assets increased 8.1% from $794.9 million to $859.1 million.

Loans increased 9.8% from $580.7 million to $637.8 million.

Deposits increased 13.1% from $637.2 million to $720.4 million.

Book value per share at year-end was $6.95 compared to $7.45 at December 31, 2000.

Announced charter consolidation plans in September 2001. Completed 4 consolidation's by March 31, 2002 and have the final 1 scheduled for completion in the second quarter of 2002.

Markets

(as of March 31, 2002)

The Park Avenue Bank
Main Office
3102 North Oak Street Ext.
Valdosta, GA 31602
(229) 242-7758
Fax (229) 241-2767

1517 Baytree Road
Valdosta, GA 31602
(229) 241-2799
Fax (229) 271-3091

124 West Hill Avenue
Valdosta, GA 31601
(229) 242-1993
Fax (229) 224-2772

1012 Lakes Boulevard
Lake Park, GA 31636
(229) 559-7056
Fax (229) 559-7414

1400 South Cedar Street
McDonough, GA 30253
(770) 898-0852
Fax (770) 898-2913

8375 S.W. State Road #200
Ocala, FL 34481
(352) 854-2265
Fax (352) 854-8784

1626 S.E. 36th Avenue
Ocala, FL 34471
(352) 624-4355
Fax (352) 624-1979

Loan Production Office
McEver Business Center
958 McEver Road, Unit B-1
Gainesville, GA 30504
(678) 450-8550
Fax (678) 450-7481

Farmers & Merchants Division
301 West Fourth Street
Adel, GA 31620
(229) 896-4585
Fax (229) 896-7163

Baxley Federal Division
198 East Parker Street
Baxley, GA 31513
(912) 367-7791
Fax (912) 367-0387

22 East Jarman Street
Hazlehurst, GA 31539
(912) 375-7588
Fax (912) 375-2944

Eagle Bank & Trust Division
335 South Main Street
Statesboro, GA 30458
(912) 764-8900
Fax (912) 764-8906

726 Northside Drive East
Statesboro, GA 30458
(912) 489-9500
Fax (912) 489-1988

First Community Bank
226 South Broad Street
Bainbridge, GA 31717
(229) 248-3800
Fax (229) 248-3819

1705 East Shotwell Street
Bainbridge, GA 31717
(229) 248-1519

1510 Dothan Road
Bainbridge, GA 31717
(229) 248-3838
Fax (229) 248-3848

The Bank of Grady County Division
802 North Broad Street
Cairo, GA 31728
(229) 377-1230
Fax (229) 377-7322

PAB Financial Services, LLC
3102 North Oak Street Ext.
Valdosta, GA 31602
(229) 247-3381
Fax (229) 247-9737

8375 S.W. State Road #200
Ocala, FL 34481
(352) 854-2265
Fax (352) 854-8784

TELEPHONE BANKING:

Valdosta:	(229) 241-2757
	1-888-722-2656
Adel:	(229) 896-4519
Bainbridge:	(229) 248-3840
	1-800-688-0623
Statesboro:	(912) 764-TALK
	1-800-738-5569

INTERNET BANKING:

www.parkavebank.com
www.fandmbankadel.com
www.fcbswga.com
www.thebankofgradycounty.com
www.baxleyfederalbank.com
www.pabocala.com
www.eaglebankstatesboro.com

Board of Directors:

R. Bradford Burnette - *Chairman*
Michael E. Ricketson - *CEO, President*
Walter W. Carroll, II
James L. Dewar, Jr.
James L. Dewar, Sr.
Bill J. Jones
Thompson Kurrie, Jr.
James B. Lanier, Jr.
Kennith McLeod
Paul E. Parker
Ferrell Scruggs, Sr.
John M. Simmons
Joe P. Singletary, Jr.

Executive Officers:

R. Bradford Burnette
Chairman of the Board
e-mail: bburnette@pabbankshares.com

Michael E. Ricketson
Chief Executive Officer, President
e-mail: miker@pabbankshares.com

M. Burke Welsh
Executive Vice President/Chief Credit Officer
e-mail: burkeb@pabbankshares.com

Donald J. Torbert, Jr.
Senior Vice President/Chief Financial Officer
e-mail: jayt@pabbankshares.com

Wesley Fuller
Senior Vice President/Director of Operations
e-mail: wfuller@pabbankshares.com

Judy S. Kelly
Senior Vice President Operations/Assistant Secretary
e-mail: jkelly@pabbankshares.com

Terry G. Johnson
Senior Vice President/Credit Administration
e-mail: tjohnson@pabbankshares.com

George Henderson
Senior Vice President/Commercial Lending
e-mail: ghenderson@pabbankshares.com

General Counsel
Coleman, Talley, Newbern,
Kurrie, Preston & Holland
P.O. Box 5437
Valdosta, GA 31603-5437

Independent Certified Public Accountants
Mauldin & Jenkins CPA's & Consultants, LLC
P.O. Box 71549
Albany, GA 31708-1549

Shareholder Information
Shareholders requiring a change of name or address, information about lost certificates, or consolidation of accounts should contact the Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Annual Stockholder's Meeting
Date and Time:
May 28, 2002 at 10:00 a.m.
Location:
PAB Bankshares, Inc.
Address:
3250 North Valdosta Road
Valdosta, GA 31602

Annual Report Form 10-K
A copy of the Form 10-K Annual Report of the Company filed with the Securities and Exchange Commission is made a part of this 2001 Annual Report by insertion.

Stock Listing
PAB Bankshares' stock is traded and quoted on the American Stock Exchange under the symbol PAB.

Dividend Reinvestment Plan
PAB Bankshares offers a Dividend Reinvestment Plan for automatic reinvestment of dividends in Common Stock of the Company. The plan allows shareholders to reinvest quarterly dividends and make cash investments in PAB stock for a minimum of $50 per quarter and up to $5,000 per year, with no brokerage commissions or administrative charges. For more information concerning this convenient and economical way to purchase additional Common Stock and to receive an authorization form, contact:

Registrar and Transfer Company
Attn: Dividend
Reinvestment Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Website:
www.pabbankshares.com

For More Information Contact:
Ms. Denise McKenzie,
Assistant Vice President, Corporate Secretary, Investor Relations Officer
PAB Bankshares, Inc.
P.O. Box 3460
Valdosta, GA 31604-3460
229-241-2775 ext. 224
229-241-2774 *(fax)*
dmckenzie@pabbankshares.com

Equal Opportunity Employer

200[illegible] Annual Report

PAB Bankshares, Inc.

P.O. Box 3460
Valdosta, GA 31604-3460

www.pabbankshares.com